                                                                    Exhibit 99.1

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
                              (Chinese Characters)
                       GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                   FIRST QUARTER RESULTS ANNOUNCEMENT FOR 2007

  THIS QUARTERLY RESULTS IS MADE IN ACCORDANCE WITH RULE 13.09(2) OF THE RULES
                       GOVERNING THE LISTING OF SECURITIES
                   ON THE STOCK EXCHANGE OF HONG KONG LIMITED.

1.   IMPORTANT NOTICE

     1.1 The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

     1.2 This quarterly results announcement has been reviewed and approved at the seventeenth meeting of the Fourth Session of the Board of Directors of the Company, which was attended by all Directors of the Company.

     1.3 The first quarter financial statements for 2007 of the Company have been prepared in accordance with the PRC Accounting Standards and have not been audited.

     1.4 Mr. Wu Junguang, Chairman of the Board of Directors of the Company, Mr. Yang Yipang, Managing Director, Mr. Yao Xiaocong, Chief Accountant, Mr. Tang Xiangdong, Finance Controller hereby declare that the authenticity and completeness of the financial statements contained in the quarterly report are warranted.

2.   BASIC INFORMATION OF THE COMPANY

2.1  PRINCIPAL ACCOUNTING DATA AND FINANCIAL INDICATORS

                                                                                  PERCENTAGE
                                                                              INCREASE/DECREASE
                                                                             (COMPARISON BETWEEN
                                          AS OF               AS OF           31 MARCH 2007 AND
                                      31 MARCH 2007      31 DECEMBER 2006   31 DECEMBER 2006) (%)
                                    -----------------   -----------------   ---------------------
Total asset (RMB)                   31,909,368,158.38   25,087,891,808.74           27.2%
Owners' funds
   (or shareholders' funds) (RMB)   21,258,519,336.86   20,867,804,504.71            1.9%
Net assets per share (RMB)                       3.00                2.95            1.7%

                                                           FROM BEGINNING    PERCENTAGE CHANGES
                                                             OF THE YEAR        COMPARED WITH
                                                            TO END OF THE      THE SAME PERIOD
                                                          REPORTING PERIOD    OF LAST YEAR (%)
                                                          ----------------   ------------------
Net cash flow from operating activities (RMB)             1,563,738,766.28           --
Net cash flow from operating activities per share (RMB)               0.22           --

                                                                        FROM BEGINNING    PERCENTAGE CHANGES
                                                                          OF THE YEAR        COMPARED WITH
                                                                         TO END OF THE      THE SAME PERIOD
                                                    REPORTING PERIOD   REPORTING PERIOD    OF LAST YEAR (%)
                                                    ----------------   ----------------   ------------------
Net profits (RMB)                                    390,980,672.51     390,980,672.51            --
Basic earnings per share (RMB)                                0.055              0.055            --
Diluted earnings per share (RMB)                              0.055              0.055            --
Return on net assets (%)                                        1.8%               1.8%           --
Return on net assets less extraordinary items (%)               1.8%               1.8%           --

EXTRAORDINARY PROFITS/LOSSES

                                               AMOUNT FROM BEGINNING OF
                                                  THE YEAR TO END OF
EXTRAORDINARY PROFITS/LOSSES                  THE REPORTING PERIOD (RMB)
----------------------------                  --------------------------
Loss on disposal of fixed assets and others           (88,888.33)
Non-operating expenses                                403,833.18
Non-operating income                                  (40,032.66)
Effect of income tax                                    6,004.90
Total                                                 280,917.09

2.2 NUMBER OF SHAREHOLDERS AND TOP TEN CIRCULATING SHAREHOLDERS HOLDING SHARES WITHOUT SELLING RESTRICTIONS AT THE END OF THE REPORTING PERIOD (SHARE REFORM PROPOSAL COMPLETED)

Number of shareholders at the end     337,007 (336,665 holders of A shares and
   of the reporting period (Number)   342 holders of H shares)

  TOP TEN CIRCULATING SHAREHOLDERS HOLDING SHARES WITHOUT SELLING RESTRICTIONS

                                                NUMBER OF CIRCULATING SHARES HELD
                                                         WITHOUT SELLING
                                                     RESTRICTIONS AT THE END
NAME OF SHAREHOLDERS (FULL NAME)                     OF THE REPORTING PERIOD          TYPE
--------------------------------                ---------------------------------   --------
HKSCC Nominees Limited (Note)                             1,399,920,664             H shares
China Life Insurance Group Company
   -- Traditional -- Ordinary Insurance Products             21,525,750             A shares
China Life Insurance Company Limited
   -- Dividend -- Individual Dividend -- 005L
   -- FH002 Shanghai                                         19,374,750             A shares
Shanghai Automotive Industry Corporation (Group)             19,374,750             A shares
Bank of China Limited -- E Fund Stable
   Growth Securities Investment Fund                         19,374,750             A shares
China Life Insurance Company Limited
   -- Dividend -- Group Dividend -- 005L
   -- FH001 Shanghai                                         19,374,750             A shares
Shanghai Electric Group Finance Co., Ltd.                    16,344,400             A shares
China Pacific Life Insurance Company
   -- Traditional -- Ordinary Insurance Products             14,294,450             A shares
Taikang Life Insurance Co., Ltd.
   -- Traditional -- Ordinary Insurance Products
   -- 019L -- CT001 Shanghai                                 14,133,484             A shares
China Life Insurance Co., Ltd. -- Traditional
   -- Ordinary Insurance Products -- 005L
   -- CT001 Shanghai                                         12,627,000             A shares

Note: H shares held by HKSCC Nominees Limited were held in the capacity of various clients.

3    SIGNIFICANT EVENTS

3.1 SIGNIFICANT CHANGES OF KEY ACCOUNTING ITEMS AND FINANCIAL INDICES AND THE REASON FOR THE CHANGES

     [X] Applicable   [ ] Not applicable

     3.1.1 Total assets increased significantly as compared with the end of last year. This was mainly due to the acquisition of the operating assets of Guangzhou -- Pingshi Railway (hereafter abbreviated as "GP Railway") by the Company during the reporting period.

     3.1.2 Liabilities increased significantly as compared with the end of last year. This was mainly due to the balance of consideration in respect of the acquisition of the GP Railway was not settled.

3.2 THE PROGRESS AND IMPACT OF SIGNIFICANT EVENTS AND THE ANALYSIS AND EXPLANATIONS FOR THE SOLUTIONS

     [X] Applicable   [ ] Not applicable

     3.2.1 The acquisition of the GP Railway by the Company from Yangcheng Company (abbreviation, full name "Guangzhou Railway Group Yang Cheng Railway Company", the name of which had subsequently been changed to Guangzhan Railway Group Yang Cheng Railway Industrial Development Company) was implemented in accordance with the "Acquisition Agreement in relation to the Railway Operating Assets" entered into by the two parties, and the acquisition consideration was determined based on the valuation of the assets. On 29 December 2006, RMB5,265,250,000 was paid to Yangcheng Company out of the proceeds from the issuance of A shares. Deloitte Touche Tohmatsu CPA Ltd. was engaged to audit the changes in the acquired assets from the valuation date to the audit date to finalize the acquisition consideration. The finalized acquisition consideration was finalized upon item- by-item checking of the acquired assets by the Company. Upon completion of the acquisition, the operating distance of the Company would increase from 152 kilometers to 481.2 kilometers, significantly increasing its operation scale and scope of passenger and freight services (For details of the acquisition proposal, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 in Hong Kong Economics Times).

     3.2.2 The "Comprehensive Services Agreement" entered into by the Company and Guangzhou Railway Group Corporation (abbreviated "GRGC") on 15 November 2004 has become effective during this reporting period pursuant to the agreed precedent conditions. The agreement was entered into by the two parties on fair, just and reasonable principles, in which the content and fee calculation for the combined services were agreed, including transportation, railway maintenance and repair, locomotives and rolling-stock repair in depot, material procurement services, settlement of accounts, hygiene and epidemic prevention (For details, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 in Hong Kong Economics Times).

     3.2.3 The "Comprehensive Services Agreement" entered into by the Company and Yangcheng Company on 15 November 2004 has become effective during this reporting period pursuant to the agreed precedent conditions. The agreement was entered into by the two parties on fair, just and reasonable principles, in which the content and fee calculation for the combined services were agreed, including safety management, hygiene and epidemics prevention, property management and construction maintenance. (For details, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 in Hong Kong Economic Times).

     3.2.4 The Leasing Agreement entered into by the Company and GRCG on 15 November 2004 has become effective during this reporting period pursuant to the agreed precedent conditions. Pursuant to the agreement, the land for the GP Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB 74 million, and the actual area of the leased land pended to be confirmed by the State Administration of Land and Resources (For details, please refer to the "Offer Prospectus" published on the website of the Shanghai Stock Exchange (website: www.sse.com.cn) on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 in Hong Kong Economic Times).

     3.2.5 The Fourth Railway, a new construction project invested by the Company, was completed and commenced operation on 18 April 2007. The operation of the Guangshen Fourth Railway would significantly enhance the combined transportation capacity of the Company.

3.3 STATUS OF FULFILLMENT OF COMMITMENTS UNDERTAKEN BY THE COMPANY, SHAREHOLDERS AND ACTUAL CONTROLLER

     [X] Applicable   [ ] Not applicable

     The controlling shareholder, Guangzhou Railway Group Corporation:
     2,904,250,000 A shares of the Company held shall not be transferred or managed by any third party nominee or repurchased by the issuer. The commitment was observed.

3.4 CAUTION AND EXPLANATION AS TO THE ANTICIPATED LOSS OF ACCUMULATED NET PROFITS FROM THE BEGINNING OF THE YEAR TO THE END OF THE NEXT REPORTING PERIOD OR SIGNIFICANT CHANGES OVER THE CORRESPONDING PERIOD OF LAST YEAR:

     [ ] Applicable   [X] Not applicable

3.5 EXPLANATION OF THE REASON FOR THE DIFFERENCE BETWEEN STOCKHOLDERS' EQUITY AT THE BEGINNING OF 2007 IN THE BALANCE SHEET OF THIS QUARTERLY REPORT AND "DIFFERENCE ADJUSTMENT TABLE FOR SHAREHOLDERS' EQUITY DETERMINED IN ACCORDANCE WITH NEW/OLD ACCOUNTING RULES":

     [X] Applicable   [ ] Not applicable

     In accordance with the implementation of new accounting standards required by accounting standard 38, increased staff termination benefits arising from the acquisition of assets of the GP Railway during the reporting period was recognized and the retained profits were adjusted accordingly. The combined shareholders' equity of the Company as of 1 January 2007 was reduced by RMB 77,821,297.28 as a result.

                                        GUANGSHEN RAILWAY COMPANY LIMITED
                                        Legal representative: WU JUNGUANG

                                        24 April 2007

4    APPENDIX

4.1  BALANCE SHEET

Prepared by: Guangshen Railway Company Limited                     31 March 2007

                                              COMBINED                              THE COMPANY
                               -------------------------------------   -------------------------------------
ITEMS                              2007.03.31          2006.12.31          2007.03.31          2006.12.31
-----                          -----------------   -----------------   -----------------   -----------------
                                      RMB                 RMB                 RMB                 RMB
Assets
Current assets:
Bank balances and cash          7,189,801,464.11    6,036,265,260.52    7,145,130,338.79    5,991,964,229.69
Marketable financial assets
Notes receivables                  11,900,000.00       16,300,000.00       11,900,000.00       16,300,000.00
Dividends receivables               1,467,834.54        1,378,180.42        1,467,834.54        1,378,180.42
Interests receivables
Accounts receivables, net          99,902,351.79       12,628,467.09       93,728,855.85       10,339,735.21
Other receivables, net             54,150,999.45      145,829,443.07       57,862,158.97      169,995,657.02
Prepayments                       578,948,257.43    5,845,172,019.29      578,263,276.43    5,844,966,790.03
Allowance receivable
Internal current borrowings
Income not allocated
Inventories, net                  148,541,646.92       66,967,046.17      143,289,662.51       64,048,942.35
Fees to be amortized
Net loss from current
   assets to be disposed
Non-current assets maturing
   within one year
Other current assets
Total current assets            8,084,712,554.24   12,124,540,416.56    8,031,642,127.09   12,098,993,534.72
Non-current assets:
Financial assets held for sale
Investments held to maturity
Long term receivables
Long term option investments      169,908,656.51      170,589,762.86      282,512,918.05      268,672,669.58
Real estate investments             9,183,067.57
Fixed assets:
Fixed assets, at cost          26,785,687,047.53   11,414,322,592.80   26,569,392,165.48   11,236,104,435.28
   Less: accumulated
         depreciation           8,395,971,835.87    3,583,868,713.40    8,287,776,327.21    3,497,977,226.64
Fixed assets, net              18,389,715,211.66    7,830,453,879.40   18,281,615,838.27    7,738,127,208.64

                                               COMBINED                              THE COMPANY
                                -------------------------------------   -------------------------------------
ITEMS                               2007.03.31          2006.12.31          2007.03.31          2006.12.31
-----                           -----------------   -----------------   -----------------   -----------------
                                       RMB                 RMB                 RMB                 RMB
   Less: Provision for
         impairment
         of fixed assets            14,637,833.65       14,637,833.65       14,637,833.65       14,637,833.65
Fixed assets, net book value    18,375,077,378.01    7,815,816,045.75   18,266,978,004.62    7,723,489,374.99
Construction materials              11,315,494.56       11,315,494.56       11,315,494.56       11,315,494.56
Construction-in-progress, net    4,536,668,606.25    4,292,113,987.87    4,534,833,606.25    4,291,998,987.87
Disposal of fixed assets                35,035.83                               76,590.83
Productive biological assets
Oil and gas assets
Intangible assets                  625,534,832.32      630,045,793.67      589,349,473.48      593,604,743.44
Research expenses
Goodwill
Long term fees to be
   amortized                         2,320,014.04        1,449,464.20        1,187,131.30        1,179,260.62
Deferred income tax assets          42,020,843.26       42,020,843.27       42,018,734.33       42,018,734.34
Other non-current assets            52,591,675.79                           52,591,675.79
Total non-current assets        23,824,655,604.14   12,963,351,392.18   23,780,863,629.21   12,932,279,265.40
Total assets                    31,909,368,158.38   25,087,891,808.74   31,812,505,756.30   25,031,272,800.12
Current liabilties:
Short term borrowings              295,000,000.00                          295,000,000.00
Notes payable
Accounts payable                 5,772,284,018.94    1,352,230,814.37    5,761,512,405.71    1,347,161,686.45
Prepayments paid                    25,295,203.56       18,275,921.18       20,425,245.66       15,815,945.36
Staff remuneration payable          73,332,821.97       43,945,607.19       70,426,927.40       39,969,647.01
Dividends payable                       69,278.77           74,695.15           69,278.77           74,695.15
Tax payable                        219,377,946.55      157,698,263.37      216,132,425.75      153,892,738.34
Interests payable
Other payables                   1,214,622,004.18      544,970,160.45    1,190,573,074.48      557,548,026.90
Non-current liabilites
   maturing within one year
Other current liabilities            5,243,882.49       95,575,104.35        2,890,703.70       95,575,104.35
Total current liabilites         7,605,225,156.46    2,212,770,566.06    7,557,030,061.47    2,210,037,843.56
Non-current liabilities:
Long term borrowings             2,600,000,000.00    1,860,000,000.00    2,600,000,000.00    1,860,000,000.00
Bonds payables
Long term payables
Estimated liabilities               96,366,656.96       96,366,656.96       96,366,656.96       96,366,656.96
Project payables
Deferred tax liabilities
Other non-current liabilities      349,257,008.10       50,950,081.00      349,257,008.10       50,950,081.00
Total non-current liabilities    3,045,623,665.06    2,007,316,737.96    3,045,623,665.06    2,007,316,737.96
Total liabilities               10,650,848,821.52    4,220,087,304.02   10,602,653,726.53    4,217,354,581.52
Shareholders' equity
Share capital                    7,083,537,000.00    7,083,537,000.00    7,083,537,000.00    7,083,537,000.00
Capital reserves                11,619,570,621.54   11,619,570,621.54   11,619,570,621.54   11,619,570,621.54
Less: Treasury shares
Surplus reserves                 1,555,741,394.04    1,555,741,394.04    1,529,512,021.21    1,529,512,021.21
Investment losses not
   recognized                       (4,284,681.77)      (4,210,335.70)
Unappropriated profits             947,429,365.78      556,474,789.91      977,232,387.02      581,298,575.85
Translation differences
Minority interests                  56,525,637.27       56,691,034.93
Total shareholders' s equity    21,258,519,336.86   20,867,804,504.71   21,209,852,029.77   20,813,918,218.59
Total liabilities and
   shareholders' equity         31,909,368,158.38   25,087,891,808.74   31,812,505,756.30   25,031,272,800.12

     Legal representative: Wu Junguang Person-in-charge for accounting matters:
     Yang Yipang Head of accounting department: Yao Xiaocong

4.2  STATEMENT OF COMBINED PROFIT AND PROFIT APPROPRIATION

     Prepared by: Guangshen Railway Company Limited

                                                            From 1 January to 31 March 2007
                                                              COMBINED          THE COMPANY
                                                             JANUARY TO         JANUARY TO
ITEMS                                                        MARCH 2007         MARCH 2007
-----                                                     ----------------   ----------------
                                                                 RMB                RMB
I.   Revenues from operation                              2,379,425,739.45   2,338,719,103.60
     Less: operating cost                                 1,736,122,818.93   1,706,753,186.36
           Operating tax and additionals                     54,444,665.34      53,062,480.51
           Sales cost                                           302,160.73
           Management expenses                              146,000,015.52     132,719,995.64
           Financial costs                                  (18,077,700.25)    (17,978,333.67)
           Assets impairment losses                              30,965.24
     Add:  gains from fair value changes
           Gains from investments                            (1,181,106.35)       (763,290.81)
           Include: gains from investments in
              associates and joint ventures                  (1,181,106.35)     (1,181,106.35)

II.  Profits from operation                                 459,421,707.59     463,398,483.95
     Add:  Non-operating income                                 182,657.68         182,375.54
     Less: Non-operating expenses                               457,569.87         431,034.05
           Including: Losses from disposal
              of non-current assets                             (88,888.33)

III. Gross profits                                          459,146,795.40     463,149,825.44
     Less: Income tax expenses                               68,240,468.96      67,216,014.26
     Add:  Investment losses not recognized                      74,346.07

                                                              COMBINED          THE COMPANY
                                                            31 JANUARY TO      31 JANUARY TO
ITEMS                                                       31 MARCH 2007      31 MARCH 2007
-----                                                     ----------------   ----------------
                                                                 RMB                RMB
IV.  Net profits                                            390,980,672.51     395,933,811.18
     (1) Basic earnings per share
     (2) Diluted earnings per share
     Add: Earnings of minority shareholders                     227,966.61
     Unallocated profits at the beginning of the year       556,474,789.91     581,298,575.84

V.   Distributable profits                                  947,455,462.42     977,232,387.02
     Less: Appropriations to statutory surplus reserves          26,096.64
           Profits allocated to other units
     Add:  Attributable profit delivery

VI.  Profits available for shareholders                     947,429,365.78     977,232,387.02
     Less: Appropriation to free surplus reserves
           Distribution of ordinary shares dividends

VII. Profits not distributed                                947,429,365.78     977,232,387.02

     Legal representative: Wu Junguang Person-in-charge for accounting matters:
     Yang Yipang Head of accounting department: Yao Xiaocong

4.3  CASH FLOW STATEMENT

Prepared by: Guangshen Railway Company Limited


                                                            From 1 January to 31 March 2007
                                                              COMBINED          THE COMPANY
                                                            31 JANUARY TO      31 JANUARY TO
ITEMS                                                       31 MARCH 2007      31 MARCH 2007
-----                                                     ----------------   ----------------
                                                                 RMB                RMB
I.   Cash flow from operating activities:
     Cash received from sales of goods or
        rendering of services                             2,346,732,578.17   2,306,402,572.79
     Cash received from operating leases                              0.00               0.00
     Cash received from returned tax                                  0.00               0.00
     Cash received relating to other
        operating activities                                786,750,003.93     562,378,624.36
Sub-total of cash inflows                                 3,133,482,582.10   2,868,781,197.15
     Cash paid for goods and services                     1,025,356,319.53     852,228,394.14
     Cash paid for operating lease                                    0.00               0.00
     Cash paid to and on behalf of employees                432,892,442.87     282,668,832.96
     Actual value-added tax paid                                      0.00               0.00
     Paid income tax                                          6,816,619.43       1,897,984.21
     Paid taxes other than value-added tax
        and income tax                                       68,103,460.59      44,514,169.27
     Cash paid relating to other operating activities        36,574,973.40     129,961,485.92
Sub-total of cash outflows                                1,569,743,815.82   1,311,270,866.50
     Net cash flows from operating activities             1,563,738,766.28   1,557,510,330.65

II.  Cash flows from investing activities:
     Cash received from disposal of investments                       0.00               0.00
     Cash received from dividends or profits                  1,990,296.83       1,990,296.83
     Cash received from interest income on debenture
     Cash received from disposal of fixed assets,
        intangible assets and other long term assets            170,331.58         128,776.58
     Cash received relating to other
        investment activities                                91,698,596.17      91,698,596.17
Sub-total of cash inflows                                    93,859,224.58      93,817,669.58
     Cash paid to acquire or construct fixed assets,
        intangible assets and other long term assets      1,036,513,393.45   1,031,937,736.61
     Cash paid for investments                                        0.00               0.00
     Cash paid relating to other investment activities
Sub-total of cash outflows                                1,036,513,393.45   1,031,937,736.61
     Net cash flow from investing activities               (942,654,168.87)   (938,120,067.03)

III. Cash flow from financing activities:
     Cash received from equity investments                            0.00               0.00
     Cash received from issuance of debentures                        0.00               0.00
     Cash received from borrowings                          740,000,000.00     740,000,000.00
     Received from minority investors                                 0.00               0.00
     Cash received from relating to
        other financing activities
Sub-total of cash inflows                                   740,000,000.00     740,000,000.00
     Cash paid for repayment of borrowings                            0.00               0.00
     Cash paid for financing activities                               0.00               0.00
     Cash paid for distribution of dividends or profits           5,416.38           5,416.38
     Cash paid for repayment of interests                    36,970,338.60      35,651,201.45
     Cash paid for financial lease
     Cash paid for reducing registered capital
     Cash paid relating to other financing activities
Sub-total of cash outflows                                   36,975,754.98      35,656,617.83
     Net cash flow from financing activities                703,024,245.02     704,343,382.17

IV.  Effect of foreign exchange rate changes
        on cash and cash equivalents                           (833,838.84)       (828,736.69)

V.   Net increase in cash and cash equivalents            1,323,275,003.59   1,322,904,909.10

SUPPLEMENTAL INFORMATION

1. INVESTMENT AND FINANCING ACTIVITIES THAT DO NOT INVOLVE CASH RECEIPTS AND
PAYMENTS
Acquisition of fixed assets with liabilities              9,540,404,984.39   9,540,404,984.39
Repayment of liabilities with investments                             0.00               0.00
Investments made with fixed assets                                    0.00               0.00
Repayment of liabilities with inventories                             0.00               0.00

2. RECONCILIATION OF PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES:
Net profits                                                 386,770,336.81     395,933,811.18
Add: Minority interests                                         227,966.61               0.00
     Investment losses not recognized                        (4,284,681.77)
     Provision or reversal of provision for bad debts           500,819.63               0.00
     Depreciation of fixed assets                           143,277,108.13     120,973,086.23
     Amortization of intangible assets                        4,721,833.68       4,344,237.06
     Amortization of long term amounts to be amortized
     Decrease in amounts to be amortized (Less:
        increase)                                                     0.00               0.00
     Increase in prepayments (Less: Decrease)                         0.00               0.00
     Losses from disposal of fixed assets, intangible
        assets and other long term assets (Less: Gains)         (53,852.50)        (12,297.50)
     Finance expenses                                         2,983,897.44       1,659,658.14
     Losses from investments (Less: Gains)                    1,181,106.35         763,290.81
     Deferred tax assets (Less: Liabilities)
     Decrease in inventories (Less: Increase)              (146,142,929.56)   (143,809,048.97)
     Decrease in operating receivables (Less: Increase)     109,232,596.82     (88,170,871.55)
     Increase in operating payables (Less: Decrease)      1,065,324,564.64   1,265,828,465.25
     Allowance for inventory depreciation                             0.00               0.00
     Net cash flow from operating activities              1,563,738,766.28   1,557,510,330.65

3. INCREASE IN CASH AND CASH EQUIVALENTS:
Balance of cash at the end of the year (Note: 1)          7,189,801,464.11   7,145,130,338.79
Less: Balance of cash at the beginning of the period      5,866,526,460.52   5,822,225,429.69
Add: Balance of cash equivalents at the end
        of the period
Less: Balance of cash equivalents at the end
        of the period
     Net increase in cash and cash equivalents            1,323,275,003.59   1,322,904,909.10

Note: 1. Cash and cash equivalents

                                                          ACCUMULATED        ACCUMULATED
                                                            AMOUNT             AMOUNT
COMBINED                                                 OF THIS YEAR       OF LAST YEAR
--------                                               ----------------   ----------------
                                                              RMB                RMB
Balance of cash at bank and cash in hand               7,189,801,464.11   6,036,265,260.52
Less: Deposit at Guangzhou Railway
   Settlement Center
Fixed deposits with maturities over 3 months                       0.00     169,738,800.00
Balance of cash and cash equivalents                   7,189,801,464.11   5,866,526,460.52
The Company
Accumulated amount of this year
Accumulated amount of last year

                                                          ACCUMULATED        ACCUMULATED
                                                            AMOUNT             AMOUNT
COMPANY                                                  OF THIS YEAR       OF LAST YEAR
-------                                                ----------------   ----------------
                                                              RMB                RMB
Balance of cash at bank and cash in hand               7,145,130,338.79   5,991,964,229.69
Less: Deposit at Guangzhou Railway Settlement Center
   Fixed deposits with maturities over 3 months                    0.00     169,738,800.00
Balance of cash and cash equivalents                   7,145,130,338.79   5,822,225,429.69

Legal representative: Wu Junguang Person-in-charge for accounting matters: Yang Yipang Head of accounting department: Yao Xiaocong

The PRC, 24 April 2007

As at the date of this announcement, the Board comprises:

Executive Directors   Non-executive Directors   Independent non-executive
Wu Junguang           Cao Jianguo               directors
Yang Yiping           Wu Houhui                 Chang Loong Cheong
Yang Jinzhong         Wen Weiming               Deborah Kong
                                                Wilton Chau Chi Wai

Please also refer to the published version of this announcement in The Standard.